# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETF Opportunities Trust, CIK 0001771146
CUSIP: 26923W868
Title of class of securities: HCM Large-Cap Growth ETF shares of beneficial interest
Address of issuer's principal executive offices: 8370 STONY POINT PARKWAY, SUITE 205, RICHMOND, Virginia (VA), 23235
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002159439

## Reporting persons
- Whitman Katherine Handwerker: type of reporting person: individual (IN); citizenship or place of organization: Tennessee (TN); member of a group; sole voting power 390,221; shared voting power 0; sole dispositive power 390,221; shared dispositive power 0; aggregate amount beneficially owned 390,221 (13.3% of the class)

## Item 1. Issuer
Name of issuer: ETF Opportunities Trust
Address of issuer's principal executive offices: 8370 STONY POINT PARKWAY, SUITE 205, RICHMOND, VIRGINIA, 23235.

## Item 2. Person Filing
Name of person filing: Katherine Handwerker Whitman
Address of principal business office or, if none, residence:
257 Meadowgrove Lane
Memphis, TN 38120
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 390,221 shares owned by Katherine H. Whitman, 683,281 shares owned by Charles Thomas Whitman
Percent of class: 13.3% of the share class by Katherine H. Whitman, 23.3% of the share class by Charles Thomas Whitman
Sole power to vote or to direct the vote:
390221 shares by Katherine H. Whitman
683281 shares by Charles Thomas Whitman
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
390221 shares by Katherine H. Whitman
683281 shares by Charles Thomas Whitman
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Additional Group Member is Charles Thomas Whitman, the husband of Katherine H. Whitman.

Charles Thomas owned 683281 shares of the same instrument (HCM Large-Cap Growth ETF) on June 30, 2026, representing 23.3% of outstanding shares.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Whitman Katherine Handwerker: Katherine Handwerker Whitman, Kathleen Whitman Plucker by POA (10/08/2026)
Comment: Filing is being submitted by Kathleen Whitman Plucker, the filer's daughter and POA. The POA was submitted with the EDGAR Filer application in October 2026.